Mail Stop 0407

      January 28, 2005


Marvin Rosen
Chief Executive Officer
Fusion Telecommunications International, Inc.
c/o Heitz & Associates, P.C.
345 Woodcliff Drive
Fairport, New York 14450

	RE:  	Fusion Telecommunications International, Inc.
      Registration Statement on Form S-1/A
      Filed January 18, 2005
      File No. 333-120412

Dear Mr. Rosen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On page 40 you state that in January 2005 you agreed to issue 150,000 shares to Karamco upon the "successful completion of an initial public offering by March 1, 2005." You suggest on page II-2 that you are relying on the exemption under Section 4(2) of the Securities Act for this transaction. Please provide us with a detailed legal analysis for why the exemption under Section 4(2) is available for the offer. In this regard, please note that the filing of your S-1 in November 2004 constitutes a general solicitation of your common stock. Alternatively, please advise us what other Securities Act exemption, if any, you are relying on for the offer and sale of the securities you are issuing to Karamco and why you believe the exemption is available to you. We may have further comment based upon your response.

2. Please also provide us with an analysis as to why your January 2005 offer should not be integrated with the registered public offering. In preparing your supplemental response, refer to the factors as set forth in Securities Act Release No. 33-4552 (November
6, 1962) and the Black Box Incorporated (June 26, 1990) and
Squadron,
Ellenoff, Pleasant & Lehrer (February 28, 1992) no-action letters.

3. It appears that the registration for resale of the shares to be issued to Karamco is premature since the transaction is not yet complete and the shares have not been issued. Accordingly, revise to remove the 150,000 shares from the selling securityholder prospectus.

4. Please file a request to withdraw the erroneous Form 8-A12G filed on January 25, 2005. Ensure that you reference file no. 0-51131 in your request and file it on EDGAR using the submission tag "RW".

Cover Page

5. We note your response to our prior comment number one from our January 7, 2005 letter concerning changes to the registration fee table. However, we do not understand why you adjusted the amount of the registration fee where the amount of securities to be registered did not change, such as the fee related to the common stock issuable upon exercise of the redeemable warrants where the maximum offering price has been constant at $30,590,000.

Risk Factors, page 7

Our ability to provide services is often dependent on our suppliers .
.. ., page 9

6. We note your response to us that you "track revenues for areas where [you] terminate traffic only in the event that [you] invested capital, deployed equipment or leased transmission facilities."
It
is not evident how you have determined to what continent or "region," such as the Caribbean or Latin America, you should attribute terminations without also considering in which country the termination has occurred. Therefore, we reissue in part our prior comment number nine from our January 7, 2005 letter. Please indicate any country in which 10% or more of your customers` calls terminate.

7. Since nearly 30% of your calls terminated in Asia during your
2003
fiscal year, please describe the material terms of your arrangement with the carrier in Asia, including whether you have a contract.

Our Indian partner currently manages Estel`s operations..., page
13

8. We reissue in part our prior comment number 12 from our January
7,
2005 letter. Please provide readers with more insight as to the status of your relationship with your Indian partner, the extent of the "limited financial resources", the history of Estel`s failure to pay for services on a timely basis or invest capital in the joint venture and how you plan to confront these issues.

Management`s Discussion and Analysis, page 21

      Revenues, page 23

9. We note your response to prior comment 19 of our January 7,
2005
letter and your disclosure on page 23. In your chart on page 23, please reconcile your "On-Net" revenue to "Total Consolidated" revenue by providing "Off-Net" revenue totals. Please also explain in clear and concise language whether or not, and why, your "Off-Net" revenue mirrors your "On-Net" revenue in regional geographic termination percentages. If your "Off-Net" revenue does not mirror your "On-Net" revenue in regional geographic termination, please indicate where those calls are being terminated. Supplementally, please explain to us in detail how you track and record revenues and corresponding costs, if any, from "Off-Net" geographic locations.

10. It is not evident how you have calculated "Total Consolidated
Revenue," which appears significantly larger than "Consolidated
Terminating On-Net Revenue" in light of your statement that you track only "On-Net" revenues. Please explain.

Business, page 35

	General

11. We reissue our prior comment number 43 from our December 12,
2004
letter. Please identify your operating segments and provide the information called for by Item 101(b) of Regulation S-K, such as revenues from external customers and a measure of profit or loss and total assets for each of the last three fiscal years.

12. We reissue in part our prior comment number 23 from our January
7, 2005 letter. We note your disclosure on page 38, among other pages, that you focus on voice termination services in "emerging markets in Asia, the Middle East, Africa, the Caribbean and Latin America." Please tell us supplementally the countries in which you have "in-country partnerships" in order to facilitate your offer of services.


      Competition, page 48

13. Please disclose that you are unable to provide quantified disclosure regarding your market share in the markets in which you operate, as indicated in your response to prior comment 30 of our letter dated January 7, 2005, and explain the reason for that inability.

Underwriting, page 71

14. We note your response to our prior comment number 31 from our January 7, 2005 letter that you will seek investors` consents before sending them electronic versions of the prospectuses. Please also include disclosure about investors` ability to revoke consent on receiving prospectuses electronically and your obligation to deliver a prospectus in that regard.

Financial Statements for the Year Ended December 31, 2003

15. We note your response to comment 33 of our January 7, 2005 letter and the disclosure provided in footnote 4. However, in light of what appear to be clearly documented, substantive participating rights of your joint venture partner Communications Ventures India Pvt. Ltd., the "Holding Company", in the Shareholders Joint Venture Agreement, we continue to question your consolidation of the ESTEL joint venture. Please refer to the following references in the Shareholders Joint Venture Agreement and explain to us why each of these specific rights or combination of rights do not result in the
Holding Company having substantial participating rights in the joint venture or revise to account for ESTEL under the equity method.

a. We note in paragraph 4.4(a) that the Holding Company has the right to nominate the Managing Director of ESTEL, or the "MD". Also, the terms of employment of the senior managers shall be determined by mutual agreement of both the Holding Company and Fusion. Per paragraph 4.4(b) senior managers and other direct reports of the MD shall be selected by the Executive Committee. The Holding Company`s right to participate in these decisions appears to be consistent with the first example of substantive participating rights in EITF 96-16.
The first example is "Selecting, terminating, and setting the compensation of management responsible for implementing the investee`s policies and procedures."

b. We note in paragraph 4.10(a) the Board shall create an Executive
Committee comprising one nominee director each of the Holding Company and Fusion. Per paragraph 4.10(c) the Executive Committee shall be responsible for finalization of business plans and annual budgets, review of operations, etc. The Holding Company`s right to participate in these decisions appears to be consistent with the second example of substantive participating rights in EITF 96-16. The second example is "Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business."

c. We note in your response you are relying upon the fact that the Board of Directors approves all significant financial transactions and major business decisions as a basis for concluding the Holding Company does not have substantive participating rights in ESTEL. However, we note in paragraph 4.2(a), Holding Company is entitled to nominate the Chairman of the Board and three additional directors for a total of four. Fusion is entitled to nominate four Directors of the Board. Paragraph 4.2(b)(ii) states that Holding Company and Fusion shall have representation on the Board in equal proportion. Per paragraph 4.3, subject to the provisions in clause 5, all decisions of the Board shall be by majority vote. If a majority vote is required by the Board and Fusion only holds half the seats, what is your basis for concluding that the Holding Company does not effectively participate in significant financial and operating decisions of the joint venture that are made in the ordinary course of business?

16. If you present ESTEL under the equity method, it appears it may be necessary for you to provide separate financial statements of ESTEL pursuant to 3-09 of Regulation S-X. Please revise or advise us.

17. We note your response to prior comments 35 and 36 of our January
7, 2005 and your segment information disclosures. As your discussion in the MD&A of the company on a consolidated basis would present an incomplete picture, please discuss your revenues, profitability and cash needs in the MD&A on a segment basis consistent with your internal reports and with your SFAS 131 segment disclosures. See Financial Reporting Codification, Section 501.06.a. Please revise or advise.

Interim Financial Statements

18. Please comply with all of the above comments as applicable.

Alternate Cover Page for Selling Securityholder Prospectus, page
A-1

19. We reissue prior comment nine of our letter dated December 12, 2004 as it pertains to the cover page of the selling shareholder prospectus. In this regard, we note that the cover page continues to exceed the one page limit and contain unnecessary, immaterial and redundant information, including unnecessary parenthetical definitions. Revise accordingly.

20. We reissue in part our prior comment number 40 from our January
7, 2005 letter. We note your parenthetical qualification to the fixed price. By making the fixed price based on an assumption of a
$6.00 initial public offering price, you still are not satisfying the requirements of Schedule A of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K. Please revise to include an unqualified fixed price or price range in the selling shareholder prospectus and plan to file a post-effective amendment to switch to a market price when the shares begin trading on the AMEX. Also, you may note in the pre-effective amendment that, once your shares trade on AMEX, they will sell at prevailing market prices or privately-negotiated prices.

Undertakings, page II-5

21. We note your revisions in response to our prior comment number
44
from our January 7, 2005 letter. Please include the exact representations in Item 512(a) of Regulation S-K.
22. We note in your amended registration statement you now refer to yourself as a "small business issuer" in your fourth undertaking. Yet it appears that you do not fit the definition of "small business issuer" in Rule 405 of Regulation C. Therefore, we reissue our prior comment number 111 from our December 12, 2004 letter. Revise accordingly.
23. We note that, in your revision, you have deleted the undertaking required by Item 512(f) of Regulation S-K. Therefore, we reissue our prior comment number 112 from our December 12, 2004 letter.
Please
include the undertaking, or tell us why you do not believe you are required to provide it.

Legality Opinion

24. Please revise your introductory paragraph so that it addresses all securities being registered. For example, it does not appear that you have included the 3,823,750 shares of common stock issuable upon exercise of redeemable warrants.


*	*	*	*


      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.








	You may contact Joseph Cascarano, Staff Accountant, at (202) 824-5357, or Robert Littlepage, Accountant Branch Chief, at (202) 942-1947, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 942-1916, or me, at (202) 942-
1797,
with any other questions.


					Sincerely,



					Michele M. Anderson
					Legal Branch Chief


cc:	via facsimile (212) 813-9768
      Arthur S. Marcus, Esq.
	Gersten, Savage, Kaplowitz, Wolf & Marcus


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Mr. Marvin Rosen
Fusion Telecommunications International, Inc.
January 28, 2005
Page 1